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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Liquent, Inc. (formerly known as ESPS, Inc.) (Name of Issuer)
Common Stock (Title of Class of Securities)
269129 10 2 (CUSIP Number)
Cheryl K. House, Esq. Adobe Systems Incorporated 345 Park Avenue San Jose, CA 95110 (408) 536-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 14, 1999† (Date of Event which Requires Filing of this Statement)
†
Acquisition of shares by reporting person originally reported inadvertently on Schedule 13G; the filing of this Schedule 13D is intended to supercede such filing.

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    / /

CUSIP No. 269129102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Adobe Systems Incorporated

2.	Check the Appropriate Box if a Member of	(a)	/ /
	a Group (See Instructions)	(b)	/ /

3.	SEC Use Only.

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
4,365,085

		8.	Shared Voting Power
0

		9.	Sole Dispositive Power
4,365,085

		10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,365,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11)
24.3%

14.	Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer

        Common Stock, par value $.001; Liquent, Inc., a Delaware corporation with principal executive offices located at 1300 Virginia Drive, Suite 125, Ft. Washington, PA 19034

Item 2. Identity and Background

        (a)    Adobe Systems Incorporated

        (b)    345 Park Avenue, San Jose, CA 95110

        (c)    Graphics software development, manufacture and sale

        (d)    No

        (e)    No

        (f)    Not applicable

Item 3. Source and Amount of Funds or Other Consideration

        Shares acquired through a distribution by Adobe Investment Partners, L.P. to its limited partners including reporting person. No funds were required to acquire beneficial ownership of the shares reported herein.

Item 4. Purpose of Transaction

        There are no specific plans or proposals beyond a general investment held by reporting person with respect to the shares reported herein.

Item 5. Interest in Securities of the Issuer

        (a)    4,365,085 shares; 24.3%

        (b)    4,365,085

        (c)    None

        (d)    Not applicable

        (e)    Not applicable as of date of event noted on cover page; however, as of December 27, 2001, reporting person no longer held any shares of issuer as to be reported on Amendment No. 1 to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not applicable

Item 7. Material to Be Filed as Exhibits

        Not applicable

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2002
Date

/s/ Beverly Altschuler
Signature

Beverly Altschuler, Vice President and Associate General Counsel
Name/Title

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Signature